Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Boxlight Corporation for the registration of Class A Common Stock, Class B Common Stock, Preferred Stock, Warrants, Debt Securities and Units of our report dated March 14, 2024, with respect to the consolidated financial statements of Boxlight Corporation included in the Annual Report on Form 10-K for the year ended December 31, 2023. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about Boxlight Corporation’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement.

/s/ Forvis Mazars, LLP

Atlanta, GA

January 24, 2025